Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020,
product supplement no. 4-II dated November 4, 2020 and

underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01 Dated September 23, 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$100,000
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF due October 12, 2023
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek unleveraged exposure to any appreciation of the iShares® Global Clean Energy ETF, up to a maximum return of 22.70%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 35.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:

The iShares® Global Clean Energy ETF (Bloomberg ticker: ICLN UQ).

Despite its name, there is no guarantee that the Fund will provide exposure to companies that exhibit positive or favorable clean energy characteristics.  If the clean energy characteristics of the Fund are a factor in your decision to invest in the notes, you should consult with your legal or other advisers before making an investment in the notes.

Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return), subject to the Maximum Return

If the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 35.00%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)
If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 35.00%, you will lose more than 35.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
Maximum Return:	22.70%. For example, assuming a Maximum Return of 22.70%, if the Fund Return is equal to or greater than 22.70%, you will receive the Maximum Return of 22.70%, which entitles you to a maximum payment at maturity of $1,227.00 per $1,000 principal amount note that you hold.
Contingent Buffer Amount:	35.00%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date, which was $20.02
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Pricing Date:	September 23, 2022
Original Issue Date:	On or about September 28, 2022 (Settlement Date)
Ending Averaging Dates*:	October 2, 2023, October 3, 2023, October 4, 2023, October 5, 2023 and October 6, 2023
Maturity Date*:	October 12, 2023
CUSIP:	48133NEX2
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement , “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$100,000.00	$1,000.00	$99,000.00
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $981.30 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS-1
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $20 and reflects the Maximum Return of 22.70% and the Contingent Buffer Amount of 35.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$36.000	80.00%	22.70%
$34.000	70.00%	22.70%
$32.000	60.00%	22.70%
$30.000	50.00%	22.70%
$28.000	40.00%	22.70%
$26.000	30.00%	22.70%
$24.540	22.70%	22.70%
$24.000	20.00%	20.00%
$22.000	10.00%	10.00%
$21.000	5.00%	5.00%
$20.500	2.50%	2.50%
$20.000	0.00%	0.00%
$19.500	-2.50%	0.00%
$19.000	-5.00%	0.00%
$18.000	-10.00%	0.00%
$16.000	-20.00%	0.00%
$14.000	-30.00%	0.00%
$13.000	-35.00%	0.00%
$12.998	-35.01%	-35.01%
$12.000	-40.00%	-40.00%
$10.000	-50.00%	-50.00%
$8.000	-60.00%	-60.00%
$6.000	-70.00%	-70.00%
$4.000	-80.00%	-80.00%
$2.000	-90.00%	-90.00%
$0.000	-100.00%	-100.00%

JPMorgan Structured Investments —	PS-2
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of one share of the Fund increases from the Initial Share Price of $20.00 to a Final Share Price of $21.00.

Because the Final Share Price of $21.00 is greater than the Initial Share Price of $20.00 and the Fund Return is 5.00%, which does not exceed the Maximum Return of 22.70%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 2: The price of one share of the Fund decreases from the Initial Share Price of $20.00 to a Final Share Price of $13.00.

Although the Fund Return is negative, because the Final Share Price of $13.00 is less than the Initial Share Price of $20.00 by up to the Contingent Buffer Amount of 35.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The price of one share of the Fund increases from the Initial Share Price of $20.00 to a Final Share Price of $28.00.

Because the Final Share Price of $28.00 is greater than the Initial Share Price of $20.00 and the Fund Return of 40.00% exceeds the Maximum Return of 22.70%, the investor receives a payment at maturity of $1,227.00 per $1,000 principal amount note, the maximum payment at maturity.

Example 4: The price of one share of the Fund decreases from the Initial Share Price of $20.00 to a Final Share Price of $12.00.

Because the Final Share Price of $12.00 is less than the Initial Share Price of $20.00 by more than the Contingent Buffer Amount of 35.00% and the Fund Return is -40.00%, the investor receives a payment at maturity of $600.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40.00%) = $600.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to any positive Fund Return, up to the Maximum Return of 22.70%. Accordingly, the maximum payment at maturity will not be less than $1,227.00 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — We will pay you your principal back at maturity if the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount of 35.00%. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 35.00% of your principal amount at maturity and may lose some or all of your principal amount at maturity.
•	RETURN LINKED TO THE iSHARES® GLOBAL CLEAN ENERGY ETF — The Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of global equities in the clean energy sector, which we refer to as the Underlying Index with respect to the Fund. The Underlying Index for the Fund is currently the S&P Global Clean Energy IndexTM. The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index that is designed to measure the performance of companies in global clean energy related businesses from both developed and emerging markets, with a target constituent count of 100. For additional information about the Fund, see Annex A in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which

JPMorgan Structured Investments —	PS-4
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to a loss if the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount. In this case, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 35.00% of your principal amount at maturity and may lose some or all of your principal amount at maturity.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Index from the Initial Share Price to the Final Share Price.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 22.70%, regardless of the appreciation of the Fund, which may be significant.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

JPMorgan Structured Investments —	PS-5
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

JPMorgan Structured Investments —	PS-6
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	RISKS ASSOCIATED WITH THE CLEAN ENERGY SECTOR — All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the clean energy sector. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The risks of investing in the clean energy sector include the risks of focusing investments in the water, energy and environmental sectors, and adverse developments in these sectors may significantly affect the price of the Fund. Clean energy companies may be highly dependent upon government subsidies, contracts with government entities and the successful development of new and proprietary technologies. In addition, seasonal weather conditions, fluctuations in the supply of and demand for clean energy products, changes in energy prices, international political events, the success of project development and tax and other governmental regulatory policies may cause fluctuations in the performance of clean energy companies and the prices of their securities. Weak demand for the companies’ products or services or for clean energy products and services in general, may adversely affect the Fund’s performance. Obsolescence of existing technology, short product cycles, legislation resulting in more strict government regulations and enforcement policies, falling prices and profits, energy conservation, the supply of, and demand for, oil and gas, the price of oil and gas, competition from new market entrants and general economic conditions can significantly affect the clean energy sector. The clean energy sector is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk. Therefore, shares of companies in this sector maybe more volatile and, historically, have been more volatile than shares of companies operating in other, more established industries. In addition, certain methods used to value companies involved in the alternative power and power technology sectors, particularly those companies that have not yet traded profitably, have not been in widespread use for a significant period of time. As a result, the use of these valuation methods may serve to increase further the volatility of certain alternative power and power technology company share prices. These factors could affect the clean energy sector and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	NON-U.S. SECURITIES RISK WITH RESPECT TO THE FUND — The equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	EMERGING MARKETS RISK WITH RESPECT TO THE FUND — Some of the equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership

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and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE FUND — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.
•	INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN THE FUND — Investing in the notes is not equivalent to investing in the Fund, the index tracked by the Fund, which we refer to as the Underlying Index, or the stocks underlying the Fund or the Underlying Index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Fund, the reference index or the stocks held by the Fund or the Underlying Index.
•	ADJUSTMENTS TO THE FUND OR THE UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — Those responsible for calculating and maintaining the Fund and the Underlying Index, can add, delete or substitute the components of the Fund or the Underlying Index, or make other methodological changes that could change the value of the Fund or the Underlying Index. Any of these actions could adversely affect the price of the Fund and, consequently, the value of the notes.
•	EXECUTIVE ORDERS, GOVERNMENTAL LEGISLATIVE AND REGULATORY ACTIONS, INCLUDING SANCTIONS, COULD ADVERSELY AFFECT YOUR INVESTMENT IN THE NOTES — Executive orders, governmental legislative and regulatory actions, including, without limitation, sanctions-related actions by the U.S. or a foreign government, could prohibit or otherwise restrict persons from holding the notes or the Fund, or engaging in transactions in them, and any such action could adversely affect the value of the notes or the Fund. These executive, legislative and regulatory actions could result in restrictions on the notes. You may lose a significant portion or all of your initial investment in the notes if you are forced to divest the notes due to the government mandates, especially if such divestment must be made at a time when the value of the notes has declined.

JPMorgan Structured Investments —	PS-8
Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

The Fund

The Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of global equities in the clean energy sector, which we refer to as the Underlying Index with respect to the Fund. The Underlying Index for the Fund is currently the S&P Global Clean Energy IndexTM. The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index that is designed to measure the performance of companies in global clean energy related businesses from both developed and emerging markets, with a target constituent count of 100. For additional information about the Fund, see Annex A in this pricing supplement.

Despite its name, there is no guarantee that the Fund will provide exposure to companies that exhibit positive or favorable clean energy characteristics. If the clean energy characteristics of the Fund are a factor in your decision to invest in the notes, you should consult with your legal or other advisers before making an investment in the notes.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 6, 2017 through September 23, 2022. The closing price of one share of the Fund on September 23, 2022 was $20.02.

We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits. The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on any Ending Averaging Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined

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when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the iShares® Global Clean Energy ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Latham & Watkins LLP, as special product counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such special product counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the

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Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 26, 2020.

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Capped Buffered Equity Notes Linked to the iShares® Global Clean Energy ETF

Annex A

The iShares® Global Clean Energy ETF

All information contained in this pricing supplement regarding the iShares® Global Clean Energy ETF (the “ICLN Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The ICLN Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the ICLN Fund. The ICLN Fund is an exchange-traded fund that trades on The NASDAQ Stock Market under the ticker symbol “ICLN.”

The ICLN Fund seeks to track the investment results, before fees and expenses, of an index composed of global equities in the clean energy sector, which is currently the S&P Global Clean Energy IndexTM. For additional information about the ICLN Fund, see the information set forth under “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement. For the purposes of the accompanying underlying supplement, the ICLN Fund is an “iShares® ETF.”

The S&P Global Clean Energy IndexTM

All information contained in this pricing supplement regarding the S&P Global Clean Energy IndexTM, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P Global Clean Energy IndexTM is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the S&P Global Clean Energy IndexTM.

The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index that is designed to measure the performance of companies in global clean energy related businesses from both developed and emerging markets, with a target constituent count of 100. The S&P Global Clean Energy IndexTM is reported by Bloomberg L.P. under the ticker symbol “SPGTCLEN.”

The S&P Global Clean Energy IndexTM Eligibility

To be eligible for inclusion in the S&P Global Clean Energy IndexTM, an eligible stock must have a minimum total market capitalization of US$300 million and a minimum float-adjusted market capitalization (“FMC”) of US$100 million. Eligible stocks must also maintain a 6-month median daily value traded (“MDVT”) liquidity threshold of US$3 million for new constituents and US$2 million for current constituents. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used. Eligible stocks must be trading on a developed market exchange and included in the S&P® Global BMI in order to be considered for inclusion in the S&P Global Clean Energy IndexTM. For more information about the S&P® Global BMI’s constituent selection process, please see “The S&P® Global BMI Constituent Selection” below.

The S&P® Global BMI Constituent Selection

The S&P® Global BMI is designed to measure global stock market performance. Securities issued by companies domiciled in countries classified as developed or emerging markets are eligible for inclusion in the S&P® Global BMI. The S&P® Global BMI covers all publicly listed equities with FMCs of at least US$100 million. At the S&P® Global BMI reconstitution, an S&P® Global BMI constituent is removed if its FMC falls below US$75 million.

At the annual reconstitution, the liquidity of each stock being considered for inclusion is evaluated using two median daily value traded metrics:

1.	Eligible stocks must have a minimum US$12 month median value traded ratio (“MVTR”) to be eligible. The ratio is calculated by taking the US$ MDVT amount for each of the 12 months preceding the rebalancing reference date, multiplying the monthly amount by the number of days that the stock traded during that month, and then dividing by its end-of-month FMC, also calculated in US$. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12. Monthly MDVT is defined as the median of the daily value traded for a given company in a given month. The value traded is calculated by multiplying the number of shares traded by each stock’s price.
2.	Eligible stocks must have a minimum US$ MDVT over the six months prior to the rebalancing reference date to be eligible. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used. The requirements vary based on a stock’s country classification, whether emerging or developed. These requirements are summarized in the following table:

Liquidity Thresholds for Potential Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	10	0.1

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Developed	20	0.25

At annual reconstitution, current constituents of the S&P® Global BMI are removed if either of the liquidity metrics fall below the thresholds in the following table:

Liquidity Thresholds for Current Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	7	0.07
Developed	14	0.175

S&P® Global BMI candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. Real estate investment trusts (“REITs”), listed property trusts and similar real-property-owning pass-through structures taxed as REITs by their domiciles are eligible. In Canada, income trusts (including Canadian REITs) are eligible, however, income-participating securities that combine stock and debt ownership are ineligible. All publicly listed multiple share class lines are eligible for inclusion in the S&P® Global BMI, subject to meeting the eligibility criteria and foreign investors may hold shares in the class.

If the practical available limit for an existing constituent (as defined by the known shares actually available to foreign investors) falls below 5%, then it will be removed from the S&P® Global BMI at the next quarterly rebalancing. A stock can be added only if the practical available limit is 10% or more. All stocks are reviewed for this at each quarterly rebalancing.

Initial Public Offerings (“IPOs”), as well as new listings on eligible exchanges and issues that emerged from bankruptcy status can be added to the S&P® Global BMI on a quarterly basis. The criteria for inclusion are the same as that used at the annual reconstitution. In addition, the stock must have a trading history of at least three months as of the reference date. The reference date for quarterly inclusions is five weeks prior to the effective rebalancing date, and additions are effective at the open of Monday following the third Friday of March, June, September and December. Market cap and liquidity are evaluated as of the reference date. Since the stocks will have traded less than a full year, the trading value data that is available is annualized to determine S&P® Global BMI eligibility.

Certain large IPOs are eligible for fast track entry to the S&P® Global BMI subject to the following conditions:

·	Only newly public IPOs and direct placement listings will be considered eligible for fast track entry. Formerly bankrupt companies that switch from Over-the-Counter Exchange or a non-covered exchange to an S&P Dow Jones covered exchange are ineligible.

·	Fast track IPO additions must meet a minimum FMC threshold of US$2 billion, calculated using the shares offered (excluding over-allotment options) and the closing price on the first day of trading on an eligible exchange. The threshold level is reviewed from time to time and updated as needed to assure consistency with market conditions.

·	In addition, the IPO will need to meet all other applicable S&P® Global BMI eligibility rules except for the liquidity requirement. If all necessary public information is available, S&P Dow Jones verifies that the fast track conditions have been met. Once S&P Dow Jones announces that the IPO is eligible for fast track addition, it is added to the S&P® Global BMI with five business days lead time. Fast track IPO additions eligible to be added during a quarterly rebalancing freeze period will be added on the rebalancing effective date.

Between rebalancings, a company can be deleted from the S&P® Global BMI due to corporate events such as mergers, acquisitions, delistings or bankruptcies. Companies that fall below US$25 million FMC are removed from the S&P® Global BMI. Evaluations are made quarterly using data from the reference date which is five weeks prior to the effect rebalancing date. Deletions are effective at the open of Monday following the third Friday in March, June, September and December.

A company is deleted from the S&P® Global BMI if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria. If a company’s shares are no longer available or are no longer trading, the company is deleted from the S&P® Global BMI as soon as reasonably possible providing that five days’ notice is given. In the event the information of delisting, bankruptcy or ineligible status becomes public after the fact, the stock may be removed with a one-day notice period.

The S&P Global Clean Energy IndexTM Construction

Stocks that meet the eligibility criteria are reviewed for specific practices related to clean energy.

The preliminary universe of companies is identified based on any of the following screens:

·	Companies that derive at least 25% in aggregate revenue from clean energy-related businesses as defined by FactSet’s Revere Business Industry Classification System (“RBICS”) data.

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·	Companies from “General Utilities,” as defined by the following GICS® sub-industries, that generate at least 20% of their power (as measured by S&P Trucost Limited (“Trucost”) data) from renewable sources (i.e., Wind, Solar, Hydroelectric, Biomass, and Geothermal): Electric Utilities, Multi-Utilities and Independent Power Producers & Energy Traders.

·	Companies from “Renewable Utilities” as defined by the GICS® sub-industry Renewable Electricity

·	Companies that had an exposure score of at least 0.5 in the universe for consideration as of the previous rebalancing.

Exclusion Criteria

The index methodology employs the three following exclusion criteria:

1.	Sustainalytics Business Activity Screenings. As of each rebalancing reference date, companies with specific levels of involvement and/or significant ownership thresholds, as specified and measured by Sustainalytics, are excluded from the eligible universe. The following product involvements, as defined by Sustainalytics, are subject to this screen: Controversial Weapons; Small Arms; Military Contracting; Tobacco; Thermal Coal; Oil Sands; Shale Energy; and Arctic Oil & Gas Exploration.

2.	Exclusions Based on Sustainalytics’ Global Standards Screening. Sustainalytics’ Global Standards Screening (“GSS”) provides an assessment of a company’s impact on stakeholders and the extent to which a company causes, contributes or is linked to violations of international norms and standards. The basis of the GSS assessments are the United Nations Global Compact (“UNGC”) Principles. Information regarding related standards is also provided in the screening, including the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights, as well as their underlying conventions. Sustainalytics classifies companies into the following three statuses:

·	Non-Compliant. Classification given to companies that do not act in accordance with the UNGC principles and its associated standards, conventions and treaties.

·	Watchlist. Classification given to companies that are at risk of violating one or more principles, for which all dimensions for Non-Compliant status could not be established or confirmed.

·	Compliant. Classification given to companies that act in accordance with the UNGC principles and its associated standards, conventions, and treaties.

As of each rebalancing reference date, companies classified as Non-Compliant, according to Sustainalytics, are ineligible for S&P Global Clean Energy IndexTM inclusion. Companies without Sustainalytics coverage are ineligible for index inclusion until they receive such coverage.

3.	Media and Stakeholder Analysis Overlay. S&P Global uses RepRisk, a provider of business intelligence on environmental, social, and governance risks, for daily filtering, screening and analysis of controversies related to companies within the S&P Global Clean Energy IndexTM. In cases where risks are presented, S&P Global releases a Media and Stakeholder Analysis (“MSA”) which includes a range of issues such as economic crime and corruption, fraud, illegal commercial practices, human rights issues, labor disputes, workplace safety, catastrophic accidents, and environmental disasters. An S&P Dow Jones index committee (the “Index Committee”) will review constituents that have been flagged by S&P Global’s MSA to evaluate the potential impact of controversial company activities on the composition of the indices. If the Index Committee decides to remove a company in question, that company would not be eligible for re-entry into the indices for one full calendar year, beginning with the subsequent rebalancing.

Constituent Selection

After determining the eligible universe, the S&P Global Clean Energy IndexTM components are selected as follows:

1.	S&P Dow Jones defines exposure scores for each company based on RBICS classifications and Trucost’s Power Generation Data for Utility companies. Please see “Exposure Score Calculations: Exposure Score Assignment Steps” below.

2.	For all companies with an exposure score of 1, 0.75, and 0.5, after introducing the exclusion criteria described above, those with a Trucost carbon-to-revenue footprint standard score greater than three are excluded from index inclusion. Companies without Trucost coverage are eligible for index inclusion.
3.	For all remaining stocks from the previous step, stocks are first ranked by the exposure scores then by FMC. All exposure score 1 stocks are selected, with a target constituent count of 100. If more than 100 exposure score 1 stocks are eligible, all exposure score 1 stocks are selected. If fewer than 100 exposure score 1 stocks are eligible the following selection steps are performed.

4.	If, after step 3 there are still not 100 constituents, the highest-ranking stock with an exposure score of 0.75 is selected until the target constituent count of 100 is reached. This process continues iteratively until the target constituent count is reached.

5.	If, after step 4 there are still not 100 constituents, the highest-ranking stock with an exposure score of 0.5 is selected until the target constituent count of 100 is reached.

6.	If, after step 5, the S&P Global Clean Energy IndexTM’s weighted average exposure score falls below 0.85, the lowest ranking stock with an exposure score of 0.5 is removed until the S&P Global Clean Energy IndexTM’s weighted average exposure score reaches 0.85. If after removing all stocks with an exposure score of 0.5 and the weighted average exposure score is still below 0.85, the lowest ranking stock with an exposure score of 0.75 is removed until the S&P Global Clean Energy IndexTM’s weighted average exposure score reaches 0.85. Therefore, it is possible for the final S&P Global Clean Energy IndexTM constituent count to be below 100.

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Exposure Score Calculations: Exposure Score Assignment Steps

Exposure Scores
0	0.5	0.75	1
Eliminated, no exposure	Moderate clean energy exposure	Significant clean energy exposure	Maximum clean energy exposure

The calculation and thresholds used to determine the Exposure Scores used in the constituent selection and weighting are as follows:

1.	Calculate a Clean Revenue Score. Calculate a revenue score for all eligible companies by aggregating the percentage of revenue across all in-scope sub-industries based on RBICS data.

2.	Calculate Clean Power Generation Score for Utilities/Power Generation companies. Calculate the percentage of clean power generation for companies that are involved in power generation businesses. These are companies that belong to “General Utilities” or “Renewable Utilities.” Adjust the percentage of clean power generation for each company by multiplying into “Relevant Revenue”. “Relevant Revenue” is considered revenue sourced from power generation and distribution activities, as defined by RBICS data.
3.	Calculate Final Exposure Score.

For non-power generation companies, assign scores based on the following clean revenue thresholds:

Exposure Scores
Non-Power Generation Companies Clean Revenue Score (x)	1	0.75	.0.50	0
	x ≥ 75%	50% ≤ x < 75%	25% ≤ x < 50%	x < 25%

For power generation-related companies, including companies classified as “General Utilities” and “Renewable Utilities”, there are two scores available for each company: Clean Revenue Score and Clean Power Generation Score. Score assignment is based on the maximum of the two scores:

Clean Score = Max (Clean Revenue Score, Clean Power Generation Score)

Exposure Scores
Power Generation Companies (Utilities) Clean Revenue Score (x)	1	0.75	.0.50	0
	x ≥ 75%	50% ≤ x < 75%	25% ≤ x < 50%	x < 25%

4.	Companies with zero clean revenue score or clean power generation score but had an exposure score of at least 0.5 as of the previous rebalancing are possible being assigned a non-zero score based on factors such as a company’s business description and its most recent reported revenue by segment.

The carbon-to-revenue footprint data used in the methodology is calculated by Trucost, and is defined as the company’s annual greenhouse gas (“GHG”) emissions (direct and first tier indirect), expressed as metric tons of carbon dioxide equivalent (tCO2e) emissions, divided by annual revenues for the corresponding year, expressed in millions of US dollars. Trucost’s annual research process evaluates environmental performance of a given company with one output of this process being its annual GHG emissions profile.

Trucost Environmental Register Research Process

1.	Map company business segments. Trucost maps company business segments to more than 450 business activities in the Trucost model. The model is based on the North American Industry Classification System, but goes into greater granularity in some areas, such as power generating utilities.

2.	Estimate data-modelled profile. Once company business segments have been mapped to Trucost sectors and their share of revenue apportioned to each, Trucost is able to generate a data-modelled profile for the company. Trucost uses its environmentally extended input-output model to estimate data for over 800 environmental and operational metrics across the entire operations of companies; from the raw materials they depend on in their supply chains to the electricity they purchase to power their operations.

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3.	Collect public disclosure. Trucost searches for environmental performance information in annual reports, sustainability reports, websites and other publicly disclosed sources. Third party datasets, like disclosures to the Carbon Disclosure Project (“CDP”), are also reviewed. Trucost then standardizes reported environmental performance data to best practice guidelines so that it can be compared across companies, regions and business activities. To correct errors in company reporting, data control procedures are applied, including sector specialist data reviews, automated outlier identifications and year-on-year comparisons. Wherever a material metric is not disclosed, Trucost uses the modelled value, to estimate the missing data fields. CDP is a not-for-profit charity that surveys companies on Climate, Water and Forestry issues and aggregates the collected disclosures.

4.	Engage with company. Trucost then conducts an annual engagement with each company, providing the opportunity to verify environmental performance and provide additional information. Companies are further welcomed to contact Trucost analysts at any point in their environmental reporting cycle to provide their most recently available data. This supports Trucost’s efforts to utilize the most up-to-date company information and to maximize data quality.

Greenhouse Gas Emissions Data

The S&P Global Clean Energy IndexTM uses Trucost’s greenhouse gas emissions data set. Quantities of greenhouse gas emissions are normalized by sales to calculate the company’s carbon intensity, or “carbon-to-revenue footprint.” The S&P Global Clean Energy IndexTM uses direct and first-tier indirect emissions in the carbon-to-revenue footprints.

Constituent Weighting

At each rebalancing, constituents are weighted based on the product of each constituent’s FMC and exposure score, subject to the below constraints. This is done by using an optimization procedure that chooses final weights in such a way to minimize the sum of the squared difference of capped weight and uncapped weight, divided by uncapped weight for each stock, subject to the following constraints:

•	Constituents with an exposure score of 1 are capped at the lower of 8% or five times the constituent’s liquidity weight.

•	Constituents with an exposure score of 0.75 are capped at the lower of 6% or five times the constituent’s liquidity weight.

•	Constituents with an exposure score of 0.5 are capped at the lower of 4% or five times the constituent’s liquidity weight.

•	The cumulative weight of all constituents within the S&P Global Clean Energy IndexTM that have a weight greater than 4.5% cannot exceed 40%.

The liquidity weight of a given stock is defined as the stock liquidity of that stock divided by the aggregate stock liquidity of all selected stocks, where the stock liquidity of a given stock is the 6-month MDVT of that stock, calculated as the median of the number of shares traded each day multiplied by that day’s closing price over the six months prior to the relevant rebalancing reference date.

The S&P Global Clean Energy IndexTM Calculation

The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index where index constituents have a defined weight in the S&P Global Clean Energy IndexTM. The index value of the S&P Global Clean Energy IndexTM is simply the market value of the S&P Global Clean Energy IndexTM divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = × Sharesi × IWFi × FxRateI × AWFi

where, Pi the price of stock i, Sharesi are the outstanding shares of stock i, IWFi is the float factor of stock i (as defined below), AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index and FxRatei is the exchange rate from the local currency into index currency for stock i. The AWF for each index constituent, i, at rebalancing date, t, is calculated as:

AWFi,t = Z / FloatAdjustedMarketValuei,t × Wi,t × FxRatei

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares). Wi,t is the user-defined weight of stock i on rebalancing date t and FxRate is the exchange rate from the local currency into index currency for stock i.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company’s total shares outstanding for long-term, strategic shareholders, whose holdings are not considered to be available to the market.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P Global Clean Energy IndexTM.

The purpose of the S&P Global Clean Energy IndexTM divisor is to maintain continuity of the S&P Global Clean Energy IndexTM level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the S&P Global Clean Energy IndexTM’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the S&P Global Clean Energy IndexTM. Thus, the divisor plays a critical role in the S&P Global Clean Energy IndexTM’s ability to provide a continuous measure of market valuation when faced with changes to

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the stocks included in the S&P Global Clean Energy IndexTM. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the S&P Global Clean Energy IndexTM should not be reflected in the S&P Global Clean Energy IndexTM level. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the S&P Global Clean Energy IndexTM value.

The S&P Global Clean Energy IndexTM Maintenance and Adjustments

Semi-annual reconstitutions of the S&P Global Clean Energy IndexTM occur after the close of trading on the third Friday of April and October. The reference date is after the close of trading on the third Friday of March and September, respectively. In addition, quarterly reweightings occur after the close on the third Friday of January and July.

The table below summarizes the type of index maintenance adjustments and indicate whether or not an index adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment

Spin-off	All spun-off companies are added to and remain in the S&P Global Clean Energy IndexTM until the subsequent rebalancing.	No
Constituent	There are no intra-rebalancing additions with the exception of spin-offs.	-
Change

Deletions due to delistings, acquisition or any other corporate event resulting in the deletion of the stock from the S&P Global Clean Energy IndexTM will cause the weights of the rest of the stocks in the S&P Global Clean Energy IndexTM to change. Relative weights will stay the same.

Yes
Constituents changing their GICS® classification to a non-eligible GICS® classification will be removed at the next rebalancing.
	Rebalancing changes including additions, deletions and weight changes.	-
Yes

Index Committee

The S&P Global Clean Energy IndexTM is maintained by the Index Committee. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect the S&P Global Clean Energy IndexTM constituents, statistics comparing the composition of the S&P Global Clean Energy IndexTM to the market, companies that are being considered as candidates for addition to the S&P Global Clean Energy IndexTM and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to the S&P Global Clean Energy IndexTM and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules S&P Dow Jones will provide sufficient notice, whenever possible.

In addition to the daily governance of the S&P Global Clean Energy IndexTM and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the S&P Global Clean Energy IndexTM continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones may publish a consultation inviting comments from external parties.

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